Exhibit 17.1



Intrepid Holdings, Inc.
3200 Wilcrest Drive, Suite 380
Houston, TX 77042
(713) 278-1990
(713) 278-1910 Fax


October 11, 2005


Maurice R. Stone
Chairman
Intrepid Holdings, Inc.
3200 Wilcrest, Suite 380
Houston, TX 77042

Dear Maurice:


Please acccept this letter as notification of my immediate resignation from the Board of Directors of Intrepid Holdings. I appreciate the opportunity to serve the Board and shareholders of Intrepid; however, my time and attention must be readjusted to pursue other personal matters.

I am looking forward to the opportunity of serving the company and its shareholders in furute endeavors.

Sincerely,

/s/ James B. Hills
----------------------
James B. Hills
Director

JH/cm

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